UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended by Amendment No. 1 thereto, filed with the SEC on March 27, 2012, and Amendment No. 2 thereto, filed with the SEC on March 29, 2012 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth full paragraph under the heading “Background of the Offer” on page 13 of the Schedule 14D-9 as filed with the SEC on March 20, 2012 with the following paragraph:

“On October 23, 2011, the Board held a telephonic meeting, together with management and the Company’s legal and financial advisors. The legal advisors provided the Board with a status update on the negotiation of the principal terms of the proposed transaction, specifically that (a) the proposed offer price remained at $32.50 per Share, (b) Parent had proposed a break-up fee equal to 3% of the transaction’s equity value, (c) Parent had proposed a “reverse break-up fee” equal to 3% of the transaction’s equity value, (d) Parent had agreed that it would bear the risk associated with any potential improper termination or other action by the Company’s speech recognition technology provider and (e) Parent had requested that Mr. Lance Cornell, Chief Financial Officer of the Company, and Ms. Susan McGrogan, President and Chief Operating Officer of the Company, enter into employment arrangements with Parent. The legal advisors also noted that Parent had reiterated its requirement of exclusive negotiations with the Company, and in return, was willing to grant the Company a customary standstill and employee non-solicit agreement. The Company and the financial advisors discussed certain financial aspects of the proposed transaction, as well as potential transaction alternatives. It was noted that Parent was viewed as a good strategic partner for the Company and was willing and able to enter into negotiations at a transaction value acceptable to the Company. In addition, it was noted that Company A, the other potential strategic partner identified by the Company, was not prepared to enter negotiations at transaction value ranges acceptable to the Company and that, based on a review of other potential acquirors, other potential financial and other strategic buyers were not likely to have the willingness or ability to offer as high a price as Parent. Specifically, Company management noted that after discussions with the Company’s financial advisors, other than Parent and Company A (who was unlikely to have the financial flexibility necessary to effectuate a transaction on terms acceptable to the Company), they did not believe there were any other potential acquirers who had sufficient scale, scope or strategic rationale to acquire the Company. Additionally, Company management noted that after discussions with the Company’s financial advisors they did not believe a private equity firm would be able to match the valuation multiple implied by Parent’s offer. It was also noted that any definitive agreement with Parent would allow the Company to consider and respond to any superior proposal that any other potential strategic or financial buyer determined to submit after signing. After discussion, the Board determined that it was appropriate for the Company to enter into a period of exclusive negotiations with Parent, on the basis of the proposed price and other principal terms, for purposes of allowing Parent to complete business and legal due diligence and the parties to negotiate definitive transaction documentation.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the section with the heading “Financial Forecasts”:

“The Internal Financial Forecasts include non-GAAP financial measures, including EBITDA, EBIT and after-tax free cash flow. The Company believes that EBITDA, EBIT and after-tax free cash flow provide important information about the operating trends of the Company. The Company uses EBITDA, EBIT and after tax free cash flow to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA, EBIT and after tax free cash flow are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations of EBITDA, EBIT and after tax free cash flow to the most comparable GAAP financial measure based on the Internal Financial Forecasts. These reconciliations were not provided to Lazard.

Reconciliation of GAAP vs. Non-GAAP Projections Amounts in millions, except earnings per share
	As Projected 2012 E	Transaction Costs 2012 E	Revised Projection 2012 E	2013 E	2014 E	2015 E	2016 E
EBITDA	$30.8	$(6.0)	$24.8	$34.3	$39.0	$43.3	$47.2
Depreciation and Amortization	5.0		5.0	5.3	5.6	5.7	5.8
Operating Income (EBIT)	25.8	(6.0)	19.8	29.0	33.4	37.6	41.4
Other Income	0.3	—	0.3	0.4	0.6	0.9	1.1
Income Before Income Taxes	26.0	(6.0)	20.1	29.4	34.0	38.4	42.5
Income Taxes	10.4	(2.4)	8.1	11.5	13.3	15.0	16.6
Net Income	$15.6	$(3.6)	$12.0	$17.9	$20.7	$23.4	$25.9
Shares Outstanding, Diluted	11.275	11.275	11.275	11.475	11.675	11.875	12.075
Earnings per Share, Diluted	$1.39	$(0.32)	$1.07	$1.56	$1.78	$1.97	$2.15

After Tax Free Cash Flow Reconciliation:
	As Projected 2012 E	Transaction Costs 2012 E	Revised Projection 2012 E	2013 E	2014 E	2015 E	2016 E
EBIT	25.8	(6.0)	19.8	29.0	33.4	37.6	41.4
Less: Taxes	10.3	(2.4)	7.9	11.3	13.0	14.6	16.1
Plus: Depreciation & Amortization	5.0		5.0	5.3	5.6	5.7	5.8
Less: Capital Expenditure	5.0		5.0	4.7	3.9	3.6	3.8
Less: Increase in net working capital	0.9		0.9	0.6	0.8	0.8	0.7
After Tax Free Cash Flow	$14.6	$(3.6)	$11.0	$17.7	$21.3	$24.3	$26.5

After Tax Free Cash Flow (a)	14.6		11.0	17.7	21.3	24.3	26.5
Plus: After-tax interest income	0.2		0.2	0.3	0.4	0.5	0.7
Plus: Capex	5.0		5.0	4.7	3.9	3.6	3.8
Cash Flow from Operations	$19.7	$—	$16.1	$22.6	$25.6	$28.4	$31.0

Memo:
Tax Rate %	40.0%	40.0%	40.0%	39.0%	39.0%	39.0%	39.0%

(a) Represents operating income (EBIT) less taxes, plus depreciation & amortization, less capital expenditures, less increases in net working capital.”

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented by replacing the last sentence under the heading “Cautionary Note Regarding Forward-Looking Statements” with the following sentence:

“Except as may be required by law, the Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: April 4, 2012